DLA Piper US LLP
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T	919.786.2002
F	919.786.2200

August 25, 2008

Via Courier and EDGAR

Michael McTiernan, Special Counsel
Angela McHale, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561 CF/AD8
Washington, D.C. 20549

Re:	Behringer Harvard Multifamily REIT I, Inc.
Amendment No. 4 to Form S-11
Filed on August 25, 2008
File No. 333-148414

(Confidential, For Use of the Commission Only)

Dear Mr. McTiernan and Ms. McHale

On behalf of our client, Behringer Harvard Multifamily REIT I, Inc. (the “Company”), a Maryland corporation, and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission via EDGAR, a complete copy of Amendment No. 4 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 4”).

Amendment No. 4 includes revisions in response to the comment letters from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Gerald J. Reihsen, III of the Company dated May 19, 2008 and August 18, 2008 (collectively, the “Comment Letters.”)  This letter provides responses to the Comment Letters, with responses keyed to the Staff’s numbered comments also reproduced below in bold.

For the Staff’s convenience, the Company is providing the Staff with four copies of Amendment No. 4, which have been marked to indicate the location of changes from the Registration Statement filed on May 9, 2008, together with copies of this response letter as filed with the Commission.  The page numbers included in our responses refer to the clean unmarked version of Amendment No. 4 as filed on EDGAR.  In addition to revising Amendment No. 4 per the Staff’s comments, we have also made other changes including as summarized below.

•                  The Company has increased the size of its primary offering from 120 million shares of common stock to 200 million shares and the size of its DRIP offering from 30 million shares of common stock to 50 million shares. The Company has also paid the Commission the additional registration fee due for these additional shares being registered.

•                  The Company has revised its Investment Company Act disclosure in accordance with oral comments and a determination received from the Division of Investment Management that it has no further comments.

•                  The Company has updated its tax section disclosure per the recently enacted federal tax legislation impacting REITs.

•                  The Company has enhanced its investment policy disclosure by more specifically describing its strategy to invest in multifamily communities located in transit-oriented locations and live-work communities and to clarify that the Company may invest in both developer-focused loan assets or loan assets on a stand-alone basis without any present intent to acquire the underlying multifamily community.

May 19, 2008 SEC Comment Letter

Registration Statement Cover Page

1.                                     Please revise the cover page of the Form S-11 to reflect that the shares are to be offered pursuant to Rule 415 of the Securities Act.  Refer to Securities Act Release 33-8909.

Response:                                        Per the Staff’s comment and Securities Act Release 33-8909, the Company has revised Amendment No. 4’s cover page to include the Rule 415 line item.

Market For and Distributions On …, page 193

2.                                     Please revise the penultimate paragraph of this section to quantify the cumulative amount of FFO shortfall.  Please provide similar disclosure in the risk factor on page 7.

Response:                                        Per the Staff’s request, the Company has disclosed the cumulative amount of FFO shortfall.  We have also provided similar disclosure in the summary risk factor section.

Financial Statements and Notes

General

3.                                     Please update your financial statement and your pro forma financial statement to comply with Rule 3-12 of Regulation S-X.

Response:                                        Per Rule 3-12 of Regulation S-X, the Company has updated its financial statements and pro forma financial statements.

4.                                     In your updated interim financial statement, please include the disclosures outlined in Rule 10-01(b)(1) of Regulation S-X for each significant equity method investment.

Response:                                        Per Rule 10-01(b)(1) of Regulation S-X, the Company has updated its interim financial statements and disclosure for each significant equity method investment.

Note 2 – Summary of Significant Accounting Policies

Organization and Offering Costs

5.                                     Refer to the first paragraph under this heading describing the accrual for O&O costs for the private offering.  We note that as of December 31, 2007 and 2006, Behringer Harvard Multifamily Advisors I (Advisor) incurred organizational and offering costs of $3.0 million and $0.4 million, respectively.  Further down in the same paragraph, you indicate that as of December 31, 2006, $1.1 million of offering costs had been incurred by the Advisor.  These two statements appear to contradict each other.  Please explain what each of these amounts represent and revise your disclosure to clarify.

Response:                                        The Company refers the Staff to the second sentence of the first paragraph under this heading in the notes to the consolidated financial statements of Behringer Harvard Multifamily REIT I, Inc. for the year ended December 31, 2007 and for the period from August 4, 2006 (date of inception) through December 31, 2006, which describes what these amounts represent.  In response to the Staff’s comment, the Company has revised its disclosure of the balance sheet date with respect to the $1.1 million of offering costs.

August 18, 2008 SEC Comment Letter

Registration Statement Cover Page

1.                                     We have read your responses dated August 4, 2008 and August 8, 2008.  Please expand your risk factor disclosures to discuss your exposure to Fairfield Residential similar to the information provided in your responses.  The disclosure should address the nature of the risk and briefly describe the terms and conditions of the guarantees provided by Fairfield Residential.  In addition, please quantify the amount of the loans related to Fairfield Residential and the percentage of total assets as of each period end presented within your filing.

Response:                                        The Company has revised its summary and risk factor sections to disclose the potential credit exposure created by certain bankruptcy and project completion arrangements provided for by Fairfield Residential.  In response to the Staff’s comment, the Company has also quantified the amount of the three mezzanine loans for which the Company has these arrangements with Fairfield

Residential and the percentage of total assets these loans represented as of December 31, 2007 and June 30, 2008.

As counsel to the Company, we greatly appreciate the Staff’s assistance in processing this filing.   If you should have any questions about this letter or require any further information, please call Neil Miller at (202) 799-4215 or me at (919) 786-2002.

Very truly yours,

DLA Piper US LLP

/s/ Robert H. Bergdolt

Robert H. Bergdolt
Partner

Cc:	Linda van Doorn, SEC Senior Assistant Chief Accountant
Wilson Lee, SEC Staff Accountant
Gerald J. Reihsen, III, Behringer Harvard Multifamily REIT I, Inc.